June 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kyle Wiley

                 Jan Woo

Re:	RingCentral, Inc.
Registration Statement on Form S-1
(File No. 333-272521)

Acceleration Request
Requested Date: Thursday, June 15, 2023
Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RingCentral, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-272521) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such other time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

RINGCENTRAL, INC.

/s/ John Marlow
John Marlow
Chief Administrative Officer

cc:	Vladimir Shmunis, RingCentral, Inc.
Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.